Exhibit (d)(5)

VIA ELECTRONIC MAIL AND TELECOPY

June 2, 2010

Javelin Pharmaceuticals, Inc.

125 CambridgePark Drive

Cambridge, Massachusetts 02140

Attention:               Martin J. Driscoll

Chief Executive Officer

Re:          Status of Offer

Dear Mr. Driscoll:

Reference is made hereby to that certain Agreement and Plan of Merger, dated as of April 17, 2010 (the “Merger Agreement”), by and among Hospira, Inc. (the “Parent”), Discus Acquisition Corporation (the “Purchaser”) and Javelin Pharmaceuticals, Inc. (the “Company”).  Capitalized terms used but not defined herein will have the meanings ascribed to them in the Merger Agreement.

As you are aware, since being advised by the Company on May 18, 2010 of the particulate issue affecting the Company’s Dyloject product, the Parent’s scientific and regulatory teams have worked diligently with their counterparts at the Company to conduct an initial analysis of the cause of the issue and to begin to assess its effect on the Company, including the Company’s critical objective of obtaining Food and Drug Administration approval to begin the commercial sale of Dyloject in the United States.

Although the Parent is continuing to evaluate the impact of the particulate issue based upon its review of the limited information that has been made available to date, the Parent believes that the occurrence of the issue has caused certain representations and warranties of the Company in Article V of  the Merger Agreement to no longer be true and correct.  The Parent further believes that the occurrence of the particulate issue, which directly affects the Company’s sole viable drug product, would reasonably be expected to result in a Material Adverse Effect, as defined in the Merger Agreement.  As a result of the foregoing, the Parent is entitled to, among other things, elect to extend the Offer in accordance with the terms of the Merger Agreement.

This letter will accordingly provide notice that the Purchaser intends to publicly announce a further extension of the Offer for 10 Business Days in accordance with Section 2.01(b) of the Merger Agreement.  During the extended Offer period, the Purchaser’s scientific and regulatory teams will continue to work diligently and in good faith with the Company in an effort to evaluate the Dyloject particulate issue and its effect on the Company.  The Parent expects that  the Company will continue to comply with its obligations under Sections 8.02 and 8.09 of the Merger Agreement with respect to providing prompt access to the Purchaser to information relating to the particulate issue.

The Parent and the Purchaser intend to continue to perform their obligations under the Merger Agreement during the extended Offer period and the continuing investigation by the parties of the foregoing matters.  The continued performance by the Parent and the Purchaser of their obligations under the Merger Agreement will not be deemed to constitute a waiver of any of their rights or remedies under the Merger Agreement or any related or ancillary agreement, all of which are hereby expressly reserved.

Very truly yours,

HOSPIRA, INC.

		By	/s/ Brian J. Smith
Brian J. Smith
Senior Vice President, General Counsel and Secretary

cc:	Marc A. Rubenstein, Esq.